FSD PHARMA INC.
(the "Company")

Report of Voting Results
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

This report describes the matters voted upon and the outcome of the special meeting of the holders of class A multiple voting shares ("**Class A Shares**"), class B subordinate voting shares ("**Class B Shares**"), and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares ("**Class B Distribution Warrants**", collectively with the Class A Shares, and the Class B Shares, the "**FSD Pharma Securities**") of the Company held on November 20, 2023 (the "**Meeting**"). Reference is made to the Company's management information circular dated October 20, 2023, as amended pursuant to a supplement dated November 15, 2023 (together, the "**Circular**") for more information on the matters voted upon at the Meeting.

There were present at the Meeting registered holders and proxy holders holding or authorized to vote (i) 48 Class A Shares (carrying 276,660 votes per share), being 66.67% of the issued and outstanding Class A Shares; (ii) 7,088,077 Class B Shares (carrying 1 vote per share), being 18.01% of the issued and outstanding Class B Shares; and (iii) 1,890,608 Class B Distribution Warrants (carrying 1 vote per warrant), being 29.84% of the issued and outstanding Class B Distribution Warrants.

Business

A special resolution, the full text of which is set forth in Schedule "A" to the Circular, approving a plan of arrangement pursuant to Section 182 of the *Business Corporations Act* (Ontario) involving a distribution of common shares in the capital of Celly Nutrition Corp. ("**Celly Shares**") to holders of FSD Pharma Securities (the "**FSD Pharma Securityholders**"), on the basis of one Celly Share distributed in respect of each FSD Pharma Security that is issued and outstanding. The special resolution was adopted on a vote by (a) the affirmative vote of at least 66 2/3% of the votes cast at the Meeting in person (virtually) or represented by proxy by the holders of the Class A Shares voting separately as a class, and the holders of Class B Shares and Class B Distribution Warrants

voting together as a class; and (b) the affirmative vote of at least a simple majority of the votes cast at the Meeting in person (virtually) or represented by proxy by the holders of the Class A Shares voting separately as a class, and the holders of Class B Shares and Class B Distribution Warrants voting together as a class. There were no votes excluded by FSD Pharma Securityholders that were required to be excluded pursuant to applicable securities law for purposes of the arrangement.

	Votes For	**%**	**Votes Against**	**%**
Votes cast by holders of Class A Shares	13,279,680*	100%	Nil	Nil
Votes cast by holders of Class B Shares and Class B Distribution Warrants, voting together as a class	8,933,720	99.50%	44,965	0.50%

**48 Class A Shares were voted (carrying 276,660 votes per share)*

DATED at Toronto, Ontario, as of the 21st day of November, 2023.

FSD PHARMA INC.

"Zeeshan Saeed"

Zeeshan Saeed